For Quarter ended September 30, 2002

       MESSAGE TO SHAREHOLDERS

Gentry Resources Ltd. ("Gentry") is pleased to announce financial and operating results for the three and nine months ended September 30, 2002.

OPERATING PERFORMANCE

Crude oil and ngls volumes increased 9% to 985 bbls/d during the first nine months of 2002 compared to 905 bbls/d in the corresponding period in 2001. Natural gas sales increased 44% to 4,563 mcf/d from 3,161 mcf/d a year ago. The 2002 figures translate to 1,746 boe/d, up 22% from the 1,432 boe/d recorded in the first nine months of 2001.

For the three-month period ending September 30, 2002, crude oil and ngl volumes were 950 bbls/d versus 964 bbls/d a year ago. Natural gas volumes were 4,619 mcf/d in the most recent quarter compared to 3,388 mcf/d in the comparative period. On a boe basis, production was 1,720 boe/d from July to September 2002, compared to 1,529 boe/d in the same period of 2001.

Third quarter production additions at Sedalia and Princess were offset by declines at Baldwinton and Red Willow.  Production at Sedalia increased 12% when compared to the second quarter of 2002, while Princess came onstream in September at 103 bbls/d.  Production at Baldwinton fell 6% to 486 bbls/d while Red Willow declined 10% to 2,185 mcf/d.  All figures are net to the Company’s interest.

FINANCIAL PERFORMANCE

Production revenues for the first nine months of 2002 increased to $13,413,110 compared with $12,047,635 in the corresponding period in 2001. Cash flow from operations increased 6% to $4,708,415 ($0.21 per share) compared to $4,449,806 ($0.21 per share) while net income was $1,540,719 ($0.07 per share) compared to $1,351,848 ($0.07 per share) a year ago.

For the third quarter of 2002, production revenues were $4,748,002 versus $3,755,423 in the third quarter of 2001, an increase of 26%. Cash flow from operations was $1,545,300 ($0.07 per share) compared to $1,475,947 ($0.07 per share) while net income increased to $632,615 ($0.03 per share) from a loss of $151,522 ($0.01 per share) a year ago.

The loss in 2001 was attributable to a charge of $567,616 that Gentry booked against its investments in Stratic Energy Corporation.  The charge represented Gentry’s ownership share of Stratic’s net loss during the period, which loss included the cost of a dry hole that Stratic drilled in Gabon, West Africa in September 2001.

This year’s nine-month crude oil and ngl prices averaged $33.24 per barrel compared to $27.95 per barrel in the first nine months of 2001. Natural gas prices were down 40% from the highs in 2001, averaging $3.59 per mcf compared to $5.96 per mcf in the corresponding period. On a boe basis, prices were down 9%, averaging $28.15 in 2002 versus $30.83 a year ago.

For the current three-month period, crude oil and liquids averaged $38.47 per barrel and natural gas averaged $3.26 per mcf. This compares with $30.38 per barrel and $3.40 per mcf in the comparative period. These figures average out to $30.00 per boe in the third quarter of 2002 and $26.70 per boe in the third quarter of 2001.

ACTIVITY

Princess, Southern Alberta Focus Area:

Since July 2002, the Company’s operations in the Princess area have yielded four Pekisko oil wells and one Pekisko gas well, representing a 100% success rate. Prior to year-end, Gentry will drill three additional Pekisko prospects which have been identified on recently acquired 3D seismic surveys.  All three of these locations are situated along a geologically defined hydrocarbon trend and immediately offsetting established Pekisko oil production.  During the first six months of 2003, Gentry plans to drill an additional 12 wells targeting the oil-prone Mississippian-aged Pekisko formation and at least two wells testing the gas-prone Devonian-aged Nisku formation.

Initial production from the first two Pekisko oil wells commenced in September with each well producing to a temporary single well battery.  These wells have now been tied in to a partner-operated oil battery with all the solution gas being sold to a mid-stream gas processor.  The remaining two oil producers are currently producing to single-well battery’s.  These wells will also be tied into the larger oil battery infrastructure in the coming weeks.  One well is producing at an EUB initial allowable of 120 boe/d and the other is expected to average 50 boe/d.  Gentry has made Good Production Practice applications on the summer drilled oil producers.

Gentry’s proposed Princess gas plant is nearing the final stages of approval with the Alberta regulatory authorities. The approval process has gone smoothly since an objection by a third party was withdrawn, and the Company anticipates having the plant up and running during the first quarter of 2003.

Gentry’s land picture continues to grow throughout the Princess area and will remain a key focus for capital expenditure and exploration efforts over the next 18 months.

East Central Alberta Focus Area:

With three successful gas wells drilled over the last nine months (net two wells), one potential gas well (net 0.5) and one abandoned well (net 0.5) the Company is devoting more time and capital for follow-up activities in this region.  Gentry has identified two large farm-in opportunities and new exploration trends adjacent to these original successes.

West Central Alberta Focus Area:

In addition to Gentry’s continual development programs in its long life low decline unit acreage, the Company has started its drilling program in the highly competitive W5 area of west central Alberta.  The first of two wells in this area targeting higher risk/higher reward reservoirs substantiated the geological concept however poor reservoir quality was encountered.  A second well will be drilled before year-end (net 50%).

The Company is committed to growth through the drill bit.  Aggressive drilling programs such as Gentry’s successful and ongoing Princess program will provide high impact and long-term corporate growth through large steps in production and reserves while the Company’s activities in areas requiring modest capital programs such as east central Alberta will provide near term steady growth.

          Hugh G, Ross,

           President & C.E.O.

           November 28, 2002

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        NOTES TO THE SEPTEMBER 30, 2002 INTERIM CONSOLIDATED FINANCIAL STATEMENTS

        (unaudited)

1.    ACCOUNTING POLICIES

        The interim consolidated financial statements of Gentry Resources Ltd. (“Gentry” or the “Company”) have been prepared in accordance with generally accepted accounting principals in Canada which were the same accounting policies and methods of computation as the consolidated financial statements as at December 31, 2001, other than described in note 2 below. Certain disclosures, which are normally required to be included in the notes to the annual consolidated financial statements, have been condensed or omitted.  The interim consolidated financial statements should be read in conjunction with the Company’s consolidated financial statements and notes thereto for the year ended December 31, 2001.

2.    CHANGE IN ACCOUNTING POLICIES

        Incentive Stock Options

        Effective January 1, 2002, Gentry adopted prospectively the Canadian Institute of Chartered Accountants’ new accounting standard with respect accounting for stock-based compensation arrangements.  Gentry has elected to use the intrinsic value based method of accounting for its stock option plans, whereby, no compensation expense is recorded for stock options that have an exercise price equal to the fair value of the stock at the date options are granted.  Gentry will disclose the pro-forma results of using the fair value method, under which compensation expense is recorded based upon the estimated fair value of the options.  Pro forma results will be presented only for the effects of options granted subsequent to January 1, 2002.

       For the nine months ended September 30, 2002, there is no compensation expense related to the issue of incentive stock options.

Indebtedness

Effective for the fiscal period commencing January 1, 2002, the Canadian Institute of Chartered Accountants amended Canadian Generally Accepted Accounting Principals to require all borrowings, where the lender has the right to demand repayment within 12 months (other than in the event of default or breach of covenants) or  where the lender has the right to refuse to roll-over the borrowing for a further lending period longer than 12 months, to be classified as current liabilities.  While the nature of Gentry’s debt has not changed, the accounting guidelines require that this loan must be classified as current.

3.

CREDIT FACILITY

The Company has a direct revolving production loan to a maximum of $12,000,000 and is due on demand.  The loan is available to Gentry by way of prime rate loans, banker’s acceptances and letters of credit.  Interest is payable monthly at the bank’s prime lending rate plus ¾%. The facility is secured by a general assignment of book debts, a first floating charged demand debenture in the amount of $20,000,000 on all assets with a fixed charge on certain capital assets, a general security agreement covering all present and after acquired property, and an assignment of certain specific properties.  The facility is subject to an annual review.  This review will include a borrowing base re-determination and a full assessment of Gentry’s financial position and operations.

4.

SHARE CAPITAL

              Gentry’s authorized share capital consists of an unlimited number of voting common shares and an unlimited number of non-voting preferred shares.  No preferred shares have been issued.

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Corporate Information

directors

HUGH G. ROSS

President & Chief Executive Officer

Gentry Resources Ltd.

Calgary, Alberta

MICHAEL HALVORSON

President

Halcorp Capital Ltd.

Edmonton, Alberta

A. BRUCE MACDONALD

President

Stoneyfell Investments Inc.

Calgary, Alberta

GEORGE T. HAWES

President

G. T. Hawes & Co., Inc.

Plandome, New York

WALTER O’DONOGHUE

Partner

Bennett Jones

Calgary, Alberta

officers and management

HUGH G. ROSS

President and Chief Executive Officer

KETAN PANCHMATIA

Vice-President, Finance and

Chief Financial Officer

GORDON MCKAY

Vice-President, Exploration and Chief Operating Officer

solicitors

Blake Cassels & Graydon LLP

Calgary, Alberta

Toronto, Ontario

auditors

Collins Barrow Calgary LLP

Chartered Accountants

Calgary, Alberta

bankers

Toronto Dominion Bank

Oil & Gas Group

Calgary, Alberta

registrar &

transfer agent

Computershare Trust Company

Calgary, Alberta

Toronto, Ontario

stock exchange

TSX Exchange

Trading Symbol:  GNY

head office

Suite 2500

101 – 6th Avenue SW

Calgary, Alberta  T2P 3P4

Telephone:

(403) 264-6161

Fax:

(403) 266-3069